UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 10, 2013



United Fire Group, Inc.
(Exact name of registrant as specified in its charter)

Iowa	001-34257	45-2302834
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

118 Second Avenue, S.E., Cedar Rapids, Iowa	52407
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(319) 399-5700**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events.

On April 10, 2013, we issued a press release announcing that the Company will hold a first quarter 2013 earnings conference call. The release is furnished as Exhibit 99.1 hereto. The information in this Current Report is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information in this Current Report shall not be incorporated by reference into any registration statement or other document filed with the Commission.

Item 9.01. Financial Statements and Exhibits.

(a) None.

(b) None.

(c) None.

(d) Exhibits.

The following exhibits are furnished herewith.

Exhibit 99.1   Press Release, dated April 10, 2013, announcing first quarter 2013 earnings conference call

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

United Fire Group, Inc.
(Registrant)

Dated: April 10, 2013   /s/ Randy A. Ramlo
Randy A. Ramlo, Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Press Release, dated April 10, 2013, announcing first quarter 2013 earnings conference call

Exhibit 99.1



UNITED FIRE GROUP, INC.
CEDAR RAPIDS, IOWA

United Fire Group, Inc. Announces 2013 First Quarter Earnings Call

CEDAR RAPIDS, IOWA-April 10, 2013-United Fire Group, Inc. (NASDAQ OMX/GS: UFCS) (the "Company") announced today that its 2013 first quarter earnings results will be released before the market opens on May 7, 2013. An earnings call will be held at 9:00 am central daylight time on that date to allow securities analysts, stockholders and other interested parties the opportunity to hear management discuss the Company's 2013 first quarter results as well as its expectations for 2013.

TELECONFERENCE: Dial-in information for the call is toll-free 1-877-407-8291. The event will be archived and available for digital replay through May 21, 2013. The replay access information is toll-free 1-877-660-6853; conference ID no. 411474.

WEBCAST: A webcast of the teleconference can be accessed at the Company's investor relations page at http://ir.unitedfiregroup.com/events.cfm. The archived webcast will be available until May 21, 2013.

TRANSCRIPT: A transcript of the teleconference will be available on the Company's website soon after the completion of the teleconference.

ABOUT UNITED FIRE GROUP, INC.: Founded in 1946 as United Fire & Casualty Company, United Fire Group, Inc., through its insurance company subsidiaries, is engaged in the business of writing property and casualty insurance and life insurance and selling annuities.

Through our subsidiaries, we are licensed as a property and casualty insurer in 43 states, plus the District of Columbia, and we are represented by approximately 1,200 independent agencies. The United Fire pooled group is rated "A" (Excellent) by A.M. Best Company.

Our subsidiary, United Life Insurance Company, is licensed in 36 states, represented by more than 900 independent life agencies and rated an "A-" (Excellent) by A.M. Best Company.

For more information about United Fire Group, Inc. visit www.unitedfiregroup.com.

CONTACT: Anita Novak, Director of Investor Relations, 319-399-5251 or alnovak@unitedfiregroup.com